UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number 001-39025

9F Inc.

(Translation of registrant’s name into English)

Room 1607, Building No. 5, 5 West Laiguangying Road

Chaoyang District, Beijing 100102

People's Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Adjournment of Extraordinary General Meeting held on July 8, 2021

This current report on Form 6-K was submitted in connection with the adjournment of the extraordinary general meeting (the “EGM”) held by 9F Inc. (the “Company”) today. The EGM was convened to consider proposals (the “Proposals”), including the change of the corporate name of the Company, presented in the Notice of Extraordinary General Meeting dated June 3, 2021. The Notice of Extraordinary General Meeting is also available on the Company’s website at http://ir.9fgroup.com/.

The EGM was voluntarily adjourned by the Company due to the low voting rate of the Company’s American depositary shares (“ADSs”). The Company has always attached great importance to the participation of public shareholders in its corporate governance practice, and wishes to afford sufficient opportunity to the holder of ADSs to cast their valued votes with respect to the change of the corporate name of the Company they chose to grow with. Therefore, the Company voluntarily adjourned the EGM to allow Citibank, N.A. to further collect voting instructions from holders of ADSs.

The Company will reconvene the EGM to decide on the Proposals at such time and place as will be determined by the board of directors of the Company, provided that a notice of a new extraordinary general meeting, instead of the adjourned EGM, will be disseminated by the Company if the EGM is adjourned for fourteen calendar days. Proxies which have been received would remain valid for the adjourned EGM. Holders of the Company’s ordinary shares whose names are on the register of members of the Company at the close of business on June 3, 2021 are entitled to attend the adjourned EGM. Shareholders who wish, but have not yet, cast their votes may do so by returning the Form of Proxy for Extraordinary General Meeting distributed in connection with the EGM, according to the instructions and within the deadline as set out therein. Holders of the Company’s ADS who wish to exercise their voting rights for the underlying shares and who have yet to cast their votes must act through Citibank, N.A.

Safe Harbor Statement

This current report contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market, regulatory and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the when and where the EGM will be reconvened and whether the Proposals will be approved. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 9F Inc. does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

9F Inc.

	By:	/s/ Lei Liu
	Name:	Lei Liu
	Title:	Chief Executive Officer

Date: July 8, 2021